Exhibit 99.2

News Announcement

                                                             [brightstation logo
                                                                 appears here]



              Smartlogik secures 7 major clients with OEM partner,
                           Valid Information Systems

   Royal Air Force, Singer & Friedlander and Alamo National Car Rental amongst others take total Smartlogik customers to over 100.

   London, 15 March 2001: Bright Station plc (LSE: BSN, NASDAQ: BSTN) (WWW.BRIGHTSTATION.COM), the technology company and leading provider of Internet and eCommerce solutions, announces that its information discovery subsidiary, Smartlogik, (WWW.SMARTLOGIK.COM) has secured a number of blue chip clients through one of its OEM Partners, Valid Information Systems, a leading provider of document management and imaging solutions (WWW.VALINF.COM).

   The Inland Revenue, HM Treasury, The Royal Air Force, Singer & Friedlander, The Serious Fraud Office, The Department of the Environment, HM Treasury and Alamo National Car Rental have all opted for the Valid R/KYV Document Management solutions, powered by Smartlogik's proprietary Muscat search technologies.

   "Muscat is an integral part of our R/KYV solution", stated Phil Lee, Technical Director of Valid Information Systems. "Our imaging files are categorized automatically using muscatstructure(TM), and muscatdiscovery(TM), providing our customers with the ability to search and retrieve images using natural language queries. Smartlogik's technologies take the effort out of indexing and categorizing our image files, and ensure that retrieval is simple and accurate."

   Andrew Kelly, Systems Manager of Singer & Friedlander comments, "Compared with other document management systems, R/KYV seemed to be more comprehensive and the scanning was much faster than most others with very high quality background OCR (Optical Character Recognition). Although we don't depend on OCR because the indexing is so good, it means we can do wild searches for documents that may have been lost or misfiled." Smartlogik's Muscat technologies make this indexing and searching possible.

   "The fact that these major organisations have selected our search and categorization technology amounts to a ringing endorsement of both Muscat and our OEM partner

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   programme," noted Stephen Hill, CEO of Smartlogik. "We are delighted our technologies are able to help Valid secure such blue chip clients. We are currently rolling our partner programme out to include a host of other leading solutions providers."

   - ENDS -

   For further information please contact:

   Campbell Macpherson, Strategic Planning & Marketing Director    020 7930 6900
   Bright Station plc
   CAMPBELLMACPHERSON@BRIGHTSTATION.COM

   Carol Skates, PR Manager                                        020 7930 6900
   Smartlogik
   CAROLSKATES@SMARTLOGIK.COM

   John Olsen /Nick Lockwood                                       020 7357 9477
   Hogarth Partnership Ltd
   JOLSEN@HOGARTHPR.CO.UK


   Notes to editors:

   Bright Station plc is a leading creator of innovative Internet technologies and technology-driven businesses. Its main divisions are:

   Smartlogik - Creates decision makers and corporate efficiencies through its superior knowledge management and information discovery solutions. Smartlogik solutions combine state-of-the-art proprietary technologies that enable user-friendly searching, indexing and categorization of unstructured information with business-friendly implementation services to ensure that every corporation realizes maximum benefit from its Smartlogik solution.

   Sparza - An eCommerce ASP providing online retailers with state-of-the-art Internet shopping solutions at a fraction of the cost. By outsourcing their entire web store operations to Sparza, retailers can remove eCommerce from the balance sheet and enable retailers to concentrate on the value-adding parts of the business such as customer service, product development and marketing.

   WebTop - The next generation Internet search services company with one of the largest web indexes in the world. Over 500 million web pages have been catalogued and organized into information zones to deliver context specific and accurate information retrieval on the web.

   OfficeShopper - The Internet procurement and business supplies vendor providing businesses with everything from copier paper, printer cartridges, the latest fax machines, and the humble paperclip to an impressive range of office furniture.

   Bright Station Ventures - responsible for nurturing, and investing in, promising technology and Internet start-up businesses leveraging Bright Station's world-class technology assets and expertise.

   Bright Station Symphony - responsible for coordinating the various assets of Bright Station to provide integrated IT solutions for major partners such as Virgin and Intel.